UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Amendments to Multicurrency Revolving Credit Facilities Agreement and Term Loan Facility Agreement

On December 17, 2018, International Game Technology PLC (“the Company”) entered into an amendment (the “Multicurrency Revolving Credit Facilities Amendment”) to its Senior Facilities Agreement, dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016 and July 31, 2017 for the $1.2 billion and €725 million multicurrency revolving credit facilities (the “Multicurrency Revolving Credit Facilities Agreement”), a conformed copy of which was furnished as Exhibit 99.4 to the Company’s Form 6-K filed on August 1, 2017. On December 18, 2018, the Company entered into an amendment (the “Term Loan Facility Amendment”, together with the Multicurrency Revolving Credit Facilities Amendment, the “Amendments”) to its Senior Facility Agreement, dated July 25, 2017, for its €1.5 billion term loan facility (the “Term Loan Facility Agreement”, together with the Multicurrency Revolving Credit Facilities Agreement, the “Agreements”) furnished as Exhibit 99.3 to the Company’s Form 6-K filed on August 1, 2017.

The Amendments modify each of the Agreements to (i) provide the Company greater flexibility for intragroup transfers of assets, (ii) allow Company subsidiaries to become guarantors with the consent of less than all of the lenders, (iii) increase the maximum leverage ratio condition threshold for the Company to make permitted restricted payments from 90% to 95%, and (iv) authorize the agent of each of the facilities to implement the so-called MFN provisions of the related Agreement.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1

Amendment No. 5, dated December 17, 2018, to the Senior Facilities Agreement, dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016 and July 31, 2017 for the $1.2 billion and €725 million multicurrency revolving credit facilities

99.2	Amendment No. 1, dated December 18, 2018, to the Senior Facility Agreement dated July 25, 2017, for the €1.5 billion term loan facility
99.3

Conformed Senior Facilities Agreement, dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016, July 31, 2017 and December 17, 2018 for the $1.2 billion and €725 million multicurrency revolving credit facilities

99.4	Conformed Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018, for the €1.5 billion term loan facility

EXHIBIT INDEX

Exhibit Number	Description

99.1

Amendment No. 5, dated December 17, 2018, to the Senior Facilities Agreement, dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016 and July 31, 2017 for the $1.2 billion and €725 million multicurrency revolving credit facilities

99.2	Amendment No. 1, dated December 18, 2018, to the Senior Facility Agreement dated July 25, 2017, for the €1.5 billion term loan facility
99.3

Conformed Senior Facilities Agreement, dated November 4, 2014, as amended April 2, 2015, October 28, 2015, July 26, 2016, July 31, 2017 and December 17, 2018 for the $1.2 billion and €725 million multicurrency revolving credit facilities

99.4	Conformed Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018, for the €1.5 billion term loan facility

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary